MiFID II professionals/ECPs only; no PRIIPs KID

Filed Pursuant to Rule 433

Registration No. 333-227554

August 17, 2020

PRICING TERM SHEET

Santander UK Group Holdings plc

$1,000,000,000 1.532% Fixed Rate Resetting Notes due 2026

Issuer:	Santander UK Group Holdings plc

Expected Issue Ratings:	Baa1 (Negative) (Moody’s) / BBB (Negative) (S&P) / A (Negative) (Fitch)*

Status:	Senior, Unsecured

Offering Format:	SEC-Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	U.S.$1,000,000,000

Trade Date:	August 17, 2020

Settlement / Issue Date:	August 21, 2020 which is the fourth Business Day after the Trade Date

Maturity Date:	August 21, 2026

Interest Payment Dates:	Each February 21 and August 21, commencing on February 21, 2021 and ending on the Maturity Date

Initial Interest Rate:	1.532% per annum (semi-annual)

Benchmark Treasury:	0.250% UST due July 31, 2025

Initial Interest Rate Re-offer Yield:	1.532% (semi-annual)

Subsequent Interest Rate:

U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement dated August 17, 2020 (the “Preliminary Prospectus Supplement”)) + 125 bps during the Reset Period (as defined in the Preliminary Prospectus Supplement)

Reset Determination Date:	The second Business Day (as defined below) immediately preceding the Reset Date (as defined below)

Reset Date:	August 21, 2025

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close

Business Day Convention:	Following Business Day Convention

Day Count Fraction:	30 / 360, unadjusted

Benchmark Price and Yield:	99-27 / 0.282%

Spread to Benchmark Treasury:	T+ 125 bps

Price to Public:	100.000% of the principal amount

Underwriting Discount:	0.300% of the principal amount

All-in Price:	99.700%

All-in Yield:	1.595% (semi-annual)

Net Proceeds (before expenses):	U.S.$997,000,000

Optional Redemption:	We may, subject to satisfaction of the Regulation Redemption Conditions (as defined in the Preliminary Prospectus Supplement), redeem the notes,

at our option, in whole, but not in part, on the Reset Date, at a redemption price equal to 100.000% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding the redemption date

Regulatory Event and Tax Event Redemption:

We may, subject to satisfaction of the Regulatory Redemption Conditions, redeem all but not some of the notes upon the occurrence of a Loss Absorption Disqualification Event or Tax Event (each as defined in the Preliminary Prospectus Supplement), in each case at a redemption price equal to 100.000% of the principal amount plus accrued but unpaid interest, if any, to, but excluding, the redemption date

Agreement with Respect to the Exercise of UK Bail-in Power:

Notwithstanding any other term of the notes, the indenture or any other agreements, arrangements, or understandings between the Issuer and any holder of notes, by its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) acknowledges, accepts, agrees to be bound by and consents to: (a) the effect of the exercise of the UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) whether or not imposed with prior notice, that may include and result in: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due on the notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holders of notes of such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the notes; (iii) the cancellation of the notes; (iv) the amendment or alteration of the maturity of the notes or amendment of the amount of interest payable on the notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (b) the variation, if necessary, of the terms of the notes to give effect to the exercise of the UK bail-in power by the relevant UK resolution authority.

For these purposes, “Amounts Due” are the principal amount of, and accrued but unpaid interest, including any Additional Amounts (as defined in the Preliminary Prospectus Supplement) due on, the notes. References to principal and interest will include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For purposes of the notes, the “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time (“BRRD”), including but not limited to the UK Banking Act 2009, as amended from time to time, and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised.

A reference to a “regulated entity” is to any BRRD undertaking as such term is defined under the PRA Rulebook promulgated by the United Kingdom Prudential Regulation Authority, as amended from time to time, which includes, certain credit institutions, investment firms, and certain of their parent or holding companies and a reference to the “relevant UK resolution authority” is to the Bank of England or any other authority with the ability to exercise a UK bail-in power.

By its acquisition of the notes, each holder of the notes (including each holder of a beneficial interest in the notes), to the extent permitted by the Trust Indenture Act of 1939, will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the UK bail-in power by the relevant UK resolution authority with respect to the notes.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and Santander Investment Securities Inc.

Paying Agent and Trustee:	Wells Fargo Bank, National Association

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Delivery:	DTC delivery free of payment

CUSIP:	80281LAM7

ISIN:	US80281LAM72

Expected Listing:	New York Stock Exchange

Governing Law:	The notes and the indenture will be governed by the laws of the State of New York.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Santander UK Group Holdings plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Santander UK Group Holdings plc has filed with the SEC for more complete information about Santander UK Group Holdings plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Santander UK Group Holdings plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, Goldman Sachs & Co. LLC at +1-866-471-2526, J.P. Morgan Securities LLC collect at +1-212-834-4533, Morgan Stanley & Co. LLC at +1-866-718-1649, and Santander Investment Securities Inc. at +1-855-403-3636.

MIFID II product governance / Professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPs Regulation / Prohibition of sales to EEA and UK retail investors - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

It is expected that delivery of the Notes will be made against payment thereof on or about August 21, 2020, which will be four U.S. business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own adviser.